UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                October 26, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL AND AERAS ANNOUNCE START OF TUBERCULOSIS VACCINE CLINICAL TRIAL


LEIDEN, THE NETHERLANDS, OCTOBER 25, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced that it has started the phase I clinical trial of the AdVac(R)-based tuberculosis vaccine it is developing in partnership with The AERAS Global TB Vaccine Foundation.

The clinical trial will be an open-label study that will test the vaccine in a dose-escalation trial involving 24 healthy volunteers. The Phase I trial will be funded and managed by Aeras through a Contract Research Organization (CRO), PRA Clinical Pharmacology Center in Lenexa, Kansas, USA. The main parameters under examination will be safety, tolerability and immunogenicity.

"We are very proud to join with Aeras in applying our AdVac(R) technology to the vital task of finding new TB vaccines," said Crucell's Chief Scientific Officer, Dr Jaap Goudsmit.

Dr. Jerald C. Sadoff, President and CEO of Aeras, added: "The start of this Phase I trial is important to our overall goal of developing a new vaccine to help eliminate the current TB pandemic."

The second-generation Ad35 vector applied in the Crucell-Aeras TB program is extremely suitable for vaccine production on PER.C6(R) cell culture at scale. The production scale potential of the PER.C6(R) cell line has been demonstrated in an unprecedented successful bioreactor run of 20,000 liters. Such highly productive systems are particularly important in the case of poverty-related diseases such as HIV, malaria and TB, when 10-100 millions of doses need to be manufactured while keeping costs relatively low.

ABOUT TUBERCULOSIS

Tuberculosis is the world's second deadliest infectious disease behind AIDS, with 8 to 9 million new cases discovered each year. According to the World Health Organization (WHO), nearly 2 million people die from TB each year. One third of the world's population has been infected with the TB bacillus and current treatment takes 6-9 months. Failure to comply with drug treatment breeds drug resistance, which is rising dangerously in many parts of the world. The current TB vaccine is over 80 years old and has limited effect in childhood and no protection against TB for adolescents and adults.

ABOUT ADVAC(R) TECHNOLOGY AND AD35

AdVac(R) technology is a vaccine technology developed by Crucell and is considered to play an important role in the fight against emerging and re-emerging infectious diseases, and in biodefense. The technology supports the practice of inserting genetic material from the disease-causing virus or parasite into a 'vehicle' called a vector, which then delivers the immunogenic material directly to the immune system. Most vectors are based on an adenovirus, such as the virus that causes the common cold. The AdVac(R) technology is specifically designed to manage the problem of pre-existing immunity in humans against the most commonly used recombinant vaccine vector, adenovirus serotype 5
(Ad5), without compromising large-scale production capabilities or the immunogenic properties of Ad5. AdVac(R) technology is based on adenovirus vectors that do not regularly occur in the human population, such as Ad35. In contrast to the AdVac(R) vectors, antibodies to Ad5 are widespread among people of all ages and are known to lower the immune response to Ad5-based vaccines, thereby impairing the efficacy of these vaccines. All vaccine candidates based on AdVac(R) are produced using Crucell's PER.C6(R) production technology.

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ABOUT PER.C6(R) TECHNOLOGY

Crucell's PER.C6(R) technology is a cell line developed for the large-scale manufacture of biopharmaceutical products including vaccines. The production scale potential of the PER.C6(R) cell line has been demonstrated in an unprecedented successful bioreactor run of 20,000 liters. Compared to conventional production technologies, the strengths of the PER.C6(R) technology lie in its excellent safety profile, scalability and productivity under serum-free culture conditions. These characteristics, combined with its ability to support the growth of both human and animal viruses, make PER.C6(R) technology the biopharmaceutical production technology of choice for Crucell's current and potential pharmaceutical and biotechnology partners.

ABOUT AERAS

The Aeras Global TB Vaccine Foundation (www.aeras.org) is a non-profit organization working as a Product Development Partnership to develop new tuberculosis vaccines and ensure that they are distributed to all who need them around the world. Dr Sadoff has overseen FDA licensure of five vaccines and worked on the research and development of numerous other vaccine candidates while at Merck and the Walter Reed Army Institute of Research. Aeras is primarily funded by the Bill and Melinda Gates Foundation, and also receives important support from the Government of Denmark, the U.S. Centers for Disease Control, and the U.S. National Institutes of Health. Aeras is based in Rockville, Maryland where it recently opened a $10 million state-of-the-art manufacturing and laboratory facility.

ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Korea and the US. The Company employs about 900 people. For more information, please visit www.crucell.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).

For further information please contact:




CRUCELL N.V.                                                            FOR CRUCELL IN THE US:
Paul Vermeij                                                            REDINGTON, INC.
Director Investor Relations and Corporate Communications                Thomas Redington
Tel. +31-(0)71-524 8718                                                 Tel. +1 212-926-1733
p.vermeij@crucell.com                                                   tredington@redingtoninc.com


AERAS GLOBAL TB VACCINE FOUNDATION
Bruce Kirschenbaum
Sr. Director External Affairs and Business
Development
Tel: +01-301-547-2943
bkirschenbaum@aeras.org


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

    October 26, 2006                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer